UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER c.00
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 41,380,614.00 shares of Common Stock outstanding as of January 13, 2022, as confirmed by the Issuer.

SCHEDULE 13D

CUSIP No.	Page 3 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the manager of OCM Growth Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 4 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D

CUSIP No.	Page 5 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No.	Page 6 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No.	Page 7 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No.	Page 8 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 9 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,628,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,628,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,628,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.851%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC

SCHEDULE 13D

CUSIP No.	Page 10 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Multi-Strategy Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,703,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,703,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,703,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.032%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This percentage is calculated based on 41,380,614.00 shares of Common Stock outstanding as of January 13, 2022, as confirmed by the Issuer.

SCHEDULE 13D

CUSIP No.	Page 11 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Multi-Strategy Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,703,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,703,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,703,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.032%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as general partner of Brookfield Multi-Strategy Master Fund LP.

SCHEDULE 13D

CUSIP No.	Page 12 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield BHS Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 75,000.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.181%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Solely in its capacity as investment manager of Brookfield Multi-Strategy Master Fund LP.

SCHEDULE 13D

CUSIP No.	Page 13 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Public Securities Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 75,000.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.181%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as managing member of Brookfield BHS Advisors, LLC.

SCHEDULE 13D

CUSIP No.	Page 14 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 75,000.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.181%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as managing member of Brookfield Public Securities Group Holdings LLC.

SCHEDULE 13D

CUSIP No.	Page 15 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 75,000.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.181%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as sole shareholder of Brookfield US Inc.

SCHEDULE 13D

CUSIP No.	Page 16 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,703,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,703,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,703,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.032%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as sole shareholder of Brookfield US Holdings Inc.

SCHEDULE 13D

CUSIP No.	Page 17 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,703,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,703,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,703,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.032%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and sole shareholder of Brookfield Holdings Canada Inc.

SCHEDULE 13D

CUSIP No.	Page 18 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,703,524.00*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,703,524.00*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,703,524.00
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.032%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

This Amendment No. 9 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020, and Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the Securities and Exchange Commission on October 19, 2020 with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., Pioneer Building, 2925 Woodside Road, Woodside, CA 94062. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities;

3)

Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

4)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

5)

OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

6)

Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

7)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

8)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of OCG, in its capacity as such;

9)	Brookfield Multi-Strategy Master Fund LP, a Cayman Island exempted limited partnership (“Master Fund LP”); and

10)	Brookfield Multi-Strategy Fund GP LLC, a Delaware LLC (“Multi-Fund Strategy Fund GP”), in its capacity as general partner of Master Fund LP.

11)	Brookfield BHS Advisors, LLC, a Delaware LLC (“BHS Advisors”), in its capacity as investment manager to Master Fund LP.

12)	Brookfield Public Securities Group Holdings LLC, a Delaware LLC (“Securities Group Holdings”), in its capacity as managing manager of BHS Advisors.

13)	Brookfield US Inc., a Delaware corporation (“Brookfield US”), in its capacity as managing member of Securities Group Holdings.

14)	Brookfield US Holdings Inc., a Canadian corporation (“Brookfield US Holdings”), in its capacity as the sole shareholder of Brookfield US and in its capacity as the owner of the class A units of OCG.

15)	Brookfield Holdings Canada Inc., a Canadian corporation (“Brookfield Holdings Canada”), in its capacity as the sole shareholder of Brookfield US Holdings.

16)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), as sole shareholder of Brookfield Holdings Canada Inc., in its capacity as such.

17)	BAM Partners Trust, a Canadian corporation (“Partners”), a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of OCM Growth Holdings LLC, Oaktree Fund GP, LLC, Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC, Oaktree Holdings, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings GP, LLC and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of BAM Partners Trust, Brookfield Asset Management Inc., Brookfield US Holdings Inc., and Brookfield Holdings Canada Inc. is Brookfield Place, Suite 300, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3. The principal business address of each of Brookfield US Inc. and

Brookfield Public Securities Group Holdings LLC is Brookfield Place, 15th Floor, 250 Vesey Street, New York, NY 10281. The principal business address of each of Brookfield BHS Advisors, LLC, Brookfield Multi-Strategy Fund GP LLC, and Brookfield Multi-Strategy Master Fund LP is 395 Ninth Avenue, 52nd Floor, New York, NY 10001.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On November 30, 2021, OCM Growth and J.P. Morgan Securities Inc. (“JPM”) entered into a 10b5-1 Plan (the “Plan”), pursuant to which JPM is authorized to purchase, for the account of the OCM Growth, Common Stock of the Issuer, subject to the satisfaction of certain conditions and restrictions set forth in the 10b5-1 Plan. Since entering into the Plan, JPM has purchase 1,072,821 shares of Common Stock of the Issuer for an aggregate purchase price of $14,175,468.71, exclusive of any fees, commissions, or other expenses. The Issuer purchases are financed from OCM Growth general working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Pursuant to the Plan (as defined in Item 3), JPM is authorized and directed to purchase on behalf of OCM Growth, Common Stock of the Issuer. The Plan is to terminate on the earliest to occur of (1) October 20, 2022 and (2) the date on which the aggregate purchase price of the Common Stock purchase by JPM in accordance with the Plan equaled the Maximum Total Purchase Price, as defined in the Plan, unless the Plan terminated earlier, pursuant to its terms. As of February 23, 2022, JPM has purchased Common Stock with an aggregate purchase price of $14,175,468.71.

Item 5. Interest in Securities of the Issuer

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

OCM Growth directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

Master Fund LP directly holds the Issuer’s Common Stock and has sole power to vote and dispose of the Issuer’s Common Stock.

Fund GP, in its capacity as the manager of OCM Growth, has the ability to direct the management of OCM Growth’s business, including the power to direct the decisions of OCM Growth regarding the vote and disposition of securities held by OCM Growth; therefore, GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by OCM Growth; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by OCM Growth; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by OCM Growth; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by OCM Growth.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by OCM Growth; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth.

Multi-Fund Strategy Fund GP, in its capacity as general partner of Master Fund LP has the ability to direct the management of Master Fund LP’s business, including the power to direct the decisions of Master Fund LP regarding the vote and disposition of securities held by Master Fund LP; therefore, Multi-Fund Strategy Fund GP may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP.

BHS Advisors, in its capacity as investment manager to Master Fund LP has been delegated the ability to direct the management of Master Fund LP’s business by Multi-Fund Strategy Fund GP, including the power to direct the decisions of Master Fund LP regarding the vote and disposition of securities held by Master Fund LP; therefore, BHS Advisors may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP.

Securities Group Holdings, in its capacity as managing manager of BHS Advisors has the ability to direct the management of BHS Advisors’ business, including the power to direct the decisions of BHS Advisors regarding the vote and disposition of securities held by Master Fund LP; therefore, Securities Group Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP.

Brookfield US, in its capacity as managing member of Securities Group Holdings has the ability to direct the management of Securities Group Holdings’ business, including the power to direct the decisions of Securities Group Holdings regarding the vote and disposition of securities held by Master Fund LP; therefore, Brookfield US may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP.

Brookfield US Holdings, in its capacity as the sole shareholder of Brookfield US and in its capacity as the owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth, and has the ability to direct the management of Brookfield US’ business, including the power to direct the decisions of Brookfield US regarding the vote and disposition of securities held by Master Fund LP; therefore, Brookfield US Holdings may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP.

Brookfield Holdings Canada, in its capacity as the sole shareholder of Brookfield US Holdings has the ability to direct the management of Brookfield US Holdings’ business, including the power to direct the decisions of Brookfield US Holdings regarding the vote and disposition of securities held by Master Fund LP and OCM Growth; therefore, Brookfield Holdings Canada may be deemed to have indirect beneficial ownership of the shares of the Issuer’s Common Stock held by Master Fund LP and OCM Growth.

BAM, in its capacity as sole shareholder of Brookfield Holdings Canada, has the ability to appoint and remove certain directors of Brookfield Holdings Canada and, as such, may indirectly control the decisions of Brookfield Holdings Canada regarding the vote and disposition of securities held by Master Fund LP and OCM Growth; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Master Fund LP.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by OCM Growth and Master Fund LP; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Master Fund LP.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) The information set forth in or incorporated by reference in Items 3 and 4 of this Amendment are incorporated by reference in their entirety into this Item 5(c).

The following table list the Reporting Person’s open market purchase transactions of Common Stock that were effected during the sixty day period prior to the filing of this Amendment (exclusive of fees, commissions or other expenses):

Purchase Date	Shares Purchased	Price per Share
December 6, 2021	8,566	$13.6088
December 7, 2021	29,378	$13.4865
December 8, 2021	23,050	$12.7992
December 9, 2021	21,158	$13.1860
December 10, 2021	19,943	$13.2091
December 13, 2021	19,500	$13.4083
December 14, 2021	17,119	$13.5181
December 15, 2021	22,400	$13.4770
December 16, 2021	18,639	$13.4195
December 17, 2021	19,800	$13.3630
December 20, 2021	21,010	$13.3389
December 21, 2021	21,325	$13.1596
December 22, 2021	21,570	$12.9296
December 23, 2021	20,100	$13.1994

Purchase Date	Shares Purchased	Price per Share
December 27, 2021	20,959	$13.3496
December 28, 2021	20,610	$13.1214
December 29, 2021	19,500	$13.2800
December 30, 2021	20,000	$13.3521
December 31, 2021	21,900	$13.1317
January 3, 2022	19,976	$12.9003
January 4, 2022	17,482	$12.9415
January 5, 2022	22,200	$13.1897
January 6, 2022	21,800	$13.2880
January 7, 2022	19,662	$13.3176
January 10, 2022	22,000	$13.2020
January 11, 2022	21,100	$13.3088
January 12, 2022	20,300	$13.4882
January 13, 2022	20,341	$13.1756
January 14, 2022	13,087	$13.2287
January 18, 2022	16,935	$13.2985
January 19, 2022	20,421	$13.2110
January 20, 2022	20,500	$13.2605
January 21, 2022	19,646	$13.2362
January 24, 2022	19,840	$13.1323
January 25, 2022	19,488	$12.9388
January 26, 2022	20,000	$12.7206
January 27, 2022	19,400	$12.8714
January 28, 2022	20,365	$13.0085
January 31, 2022	19,521	$12.8175
February 1, 2022	16,973	$12.6787
February 2, 2022	18,231	$12.8870
February 3, 2022	14,109	$13.0313
February 4, 2022	20,400	$13.3439
February 7, 2022	19,760	$13.3610
February 8, 2022	20,800	$13.1030
February 9, 2022	17,566	$12.9977
February 10, 2022	20,100	$13.0702
February 11, 2022	19,600	$13.2648
February 14, 2022	19,400	$13.5531
February 15, 2022	19,733	$13.6240
February 16, 2022	19,438	$13.3673
February 17, 2022	18,146	$13.5754
February 18, 2022	11,461	$13.6079
February 22, 2022	18,141	$13.3911
February 23, 2022	18,372	$13.2193

(d) and (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Pursuant to the Plan (as defined in Item 3), JPM is authorized and directed to purchase on behalf of OCM Growth, Common Stock of the Issuer. The Plan is to terminate on the earliest to occur of (1) October 20, 2022 and (2) the date on which the aggregate purchase price of the Common Stock purchase by JPM in accordance with the Plan equaled the Maximum Total Purchase Price, as defined in the Plan, unless the Plan terminated earlier, pursuant to its terms. As of February 23, 2022, JPM has purchased Common Stock with an aggregate purchase price of $14,175,467.63.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.1(1)-	Subscription Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.2(2)-	Additional Member Agreement dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit LLC.

Exhibit 99.3(3)-	Operating Agreement of GSV Growth Credit LLC dated December 15, 2016.

Exhibit 99.4(4)-	Proxy dated December 15, 2016 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.5(5)-	Stockholder Agreement dated December 15, 2015 between OCM Growth Holdings LLC and GSV Growth Credit Fund Inc.

Exhibit 99.6(6)-	Articles of Amendment and Restatement of GSV Growth Credit Fund Inc., dated December 14, 2016, setting forth the terms of its common stock.

Exhibit 99.7(7)-	Agreement Required for Joint Filing by Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.8(7)-	10b5-1 Purchase Plan agreement, dated as of November 30, 2021, by and between OCM Growth and JPM.

(1)	Incorporated by reference to Exhibit 99.1 of our Schedule 13D filed with the Commission on December 28, 2016.
(2)	Incorporated by reference to Exhibit 99.2 of our Schedule 13D filed with the Commission on December 28, 2016.
(3)	Incorporated by reference to Exhibit 99.3 of our Schedule 13D filed with the Commission on December 28, 2016.
(4)	Incorporated by reference to Exhibit 99.4 of our Schedule 13D filed with the Commission on December 28, 2016.
(5)	Incorporated by reference to Exhibit 99.5 of our Schedule 13D filed with the Commission on December 28, 2016.
(6)	Incorporated by reference to Exhibit 99.6 of our Schedule 13D filed with the Commission on December 28, 2016.
(7)	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 23, 2022.

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

BROOKFIELD MULTI-STRATEGY MASTER FUND LP

By:	/s/ Bryan Gallagher
Name:	Bryan Gallagher
Title:	Legal Counsel

BROOKFIELD BHS ADVISORS LLC

By:	/s/ Brian Hourihan
Name:	Brian Hourihan
Title:	Managing Director, Chief Compliance Officer and Regulatory Counsel

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Brian Hourihan
Name:	Brian Hourihan
Title:	Regulatory Counsel and Chief Compliance Officer

BROOKFIELD US INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President and Secretary

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President and Secretary

BROOKFIELD MULTI-STRATEGY FUND GP LLC

By:	/s/ Bryan Gallagher
Name:	Bryan Gallagher
Title:	Legal Counsel